EXHIBIT 99.8
Media release

Nuton Acquires Common Shares of Regulus Resources

30 January 2023

LONDON--(BUSINESS WIRE)-- Rio Tinto venture Nuton LLC (“Nuton”) has completed an arm’s length non-brokered private placement financing with Regulus ("Regulus" or the “Company”) for a strategic investment of US$15 million (C$20,460,1531) (the “Financing”).

Pursuant to the Financing, Nuton was issued 20,058,974 common shares in the capital of the Company (each, a “Common Share”) at an issuance price equal to C$1.02 per Common Share. Upon completion of the Financing, Nuton acquired beneficial ownership and control over 20,058,974 Common Shares representing 16.1% of the issued and outstanding Common Shares on completion on a non-diluted basis.
In connection with the Financing, Regulus and Nuton have entered into a collaboration agreement wherein Nuton was granted certain investor rights, including allowing Nuton to maintain its equity interest in Regulus if it maintains said interest above 10%. Additionally, Nuton shall be allowed to nominate a director to the board of directors of Regulus. The Company and Nuton have agreed to form a joint advisory committee to share expertise, exploration concepts and discuss development opportunities at the Company’s AntaKori project in Peru. The Company has granted exclusivity to Nuton in the area of novel, patented or trade secret leaching technologies, for a period of one year after the delivery of metallurgical samples from AntaKori to Nuton for testing. For a one-year period, Nuton has agreed to not sell any share of Regulus, acquire greater than a 19.9% interest in the Company and vote its common shares in favour of each director nominated by the Company. Nuton acquired the Common Shares for investment purposes.
This news release is issued pursuant to the early warning requirements of Canada’s National Instrument 62-104 and National Instrument 62-103 with respect to common shares of Regulus Resources Inc.
For further information and to obtain a copy of the early warning report filed under applicable Canadian provincial and territorial securities legislation in connection with the Transaction, please go to the Company's profile on the SEDAR website (www.sedar.com) or contact Rio Tinto’s Group Company Secretary.

Notes to editors
Nuton is an innovative new venture that aims to help grow Rio Tinto’s copper business. At the core of Nuton is a portfolio of proprietary copper leach-related technologies and capability – a product of almost 30 years of research and development. Nuton technologies offer the potential to economically unlock copper sulphide resources, copper bearing waste and tailings, and achieve higher copper recoveries on oxide and transitional material, allowing for a significantly increased copper production. One of the key differentiators of Nuton is the potential to deliver leading environmental performance, including more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing mine waste.
1 Based on CAD/USD exchange rate on December 21, 2022, the date of announcement of the Financing.

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This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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